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                              August 14, 2020

       Corey Sanders
       Chief Financial Officer
       MGM Resorts International
       3600 Las Vegas Boulevard South
       Las Vegas, NV 89109

                                                        Re: MGM Resorts
International
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-10362

       Dear Mr. Sanders:

              We have reviewed your July 21, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 16, 2020 letter.



       Form 10-K for the year ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Adjusted EBITDAR, page 37

   1. We note your presentation of Adjusted EBITDAR and that management uses Adjusted
                                                        Property EBITDAR as the
primary profit measure for your reportable segments. Please
                                                        note the presentation
of the total segment profit or loss measure in any context other than the ASC 280 required
reconciliation in the footnote is considered a presentation of a non-
                                                        GAAP financial measure.
In future filings, please revise your presentation accordingly.
                                                        Refer to Question
104.04 of the Compliance & Disclosure Interpretations for Non-GAAP
                                                        Financial Measures.
 Corey Sanders
MGM Resorts International
August 14, 2020
Page 2
Non-GAAP Measures , page 40

2. We note your response to comment 1. In future filings, please limit your presentation of
         Adjusted EBITDAR to the most current period presented.
      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.




FirstName LastNameCorey Sanders                               Sincerely,
Comapany NameMGM Resorts International
                                                              Division of
Corporation Finance
August 14, 2020 Page 2                                        Office of Real
Estate & Construction
FirstName LastName